File No. 70-8721

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
              ____________________________________
                         Amendment No. 1
                             to the
                           Form U-1/A
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                  Gulf States Utilities Company
                         350 Pine Street
                       Beaumont, TX 77701

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


           Frank Gallaher                William J. Regan, Jr.
           President                     Vice  President and
           Gulf States Utilities         Treasurer
           Company                       Entergy Services, Inc.
           350 Pine Street               639 Loyola Avenue
           Beaumont, TX 77701            New Orleans, LA 70113


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


           Laurence M. Hamric, Esq.     Thomas  J.  Igoe,   Jr.,
           Ann G. Roy, Esq.             Esq.
           Entergy Services, Inc.       Kevin Stacy, Esq.
           639 Loyola Avenue            Reid & Priest LLP
           New Orleans, LA 70113        40 West 57th Street
                                        New York, NY  10019

Item 1. Section A. Overview. Section A paragraph 1 is amended in its entirety to read as follows:

         Gulf States Utilities Company, a Texas corporation ("Company"), which is a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"), proposes, from time to time through December 31, 2000, (A) to issue and sell one or more new series of the Company's First Mortgage Bonds ("Bonds") and/or one or more new sub-series of the Medium Term Note Series of its First Mortgage Bonds ("MTNs"), in a combined aggregate principal amount of Bonds and MTNs (together with Debentures, but excluding Entity Subordinated Debentures and Collateral Bonds as referred to below) not to exceed $900 million, and/or (B) to issue and sell one or more series of the Company's debentures ("Debentures") in an aggregate principal amount (together with Bonds and MTNs, but excluding Entity Subordinated Debentures and Collateral Bonds as described below) not to exceed $900 million, and/or (C) to issue and sell (i) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities of such subsidiary having a stated per share liquidation preference ("Entity Interests") and/or (ii) one or more new series of the Company's Preferred Stock, Cumulative, $100 Par Value and/or Preferred Stock, Cumulative, without par value ("Preferred") and/or (iii) one or more series of the Company's Preference Stock, Cumulative, without par value ("Preference"), in a combined aggregate stated amount of Entity Interests, Preferred and Preference not to exceed $400 million, and/or (D) to enter into arrangements for the issuance and sale of not to exceed $250 million aggregate principal amount of tax-exempt bonds ("Tax-Exempt Bonds") in one or more series for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing, or for the refinancing of outstanding Tax-Exempt Bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds, MTNs and/or Debentures ("Collateral Bonds"), and/or the purchasing of letters of credit and/or insurance, in an aggregate principal or stated amount (including such Collateral Bonds, letters of credit and/or insurance) not to exceed $275 million as collateral security for such Tax-Exempt Bonds (the financings contemplated in (A) through (D) above being hereinafter collectively referred to as "New Financing Plan"), and/or
      (E) to acquire, from time to time, all or a portion of one or more series of the Company's outstanding Tax-Exempt bonds previously issued for the benefit of the Company (collectively, the "New Acquisition Program"). Each of these proposed transactions is discussed in detail below:

Item 6.    Exhibits and Financial Statements.

      (a)   Exhibits:

  F-1          Opinion of Laurence M. Hamric, General
               Attorney-Corporate and Securities of Entergy
               Services, Inc.

  F-2          Withdrawn.

  G            Plan of Financing for the Company and
               Financial Data Schedules.

_________________________

      (b).   Financial Statements

           Financial Statements of the Company as of September
      30, 1995 (reference is made to Exhibit G hereto).

           Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of September 30, 1995.

           Notes to financial statements of the Company and Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 1995 (filed in File No. 1-2703 incorporated herein by reference).

           Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1995.

           Reference is made to Exhibit G hereto for a statement of (i) the approximate amounts, before and after giving effect to the proposed transactions, of available net property additions of the Company available for the issuance of First Mortgage Bonds and (ii) the proposed accounting treatment of the transactions herein contemplated.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                      GULF STATES UTILITIES COMPANY


                                      By:  /s/ William J. Regan, Jr.
                                           William J. Regan, Jr.
                                           Vice President and Treasurer



Dated:  November 27, 1995